Cresco Labs	Exhibit 99.3

Cresco Labs Reports Second Quarter 2026 Financial Results; Delivers $173 Million in Revenue and $40 Million in Adjusted EBITDA
CHICAGO – August 6, 2026 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today released its financial and operating results for the second quarter ended June 30, 2026. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s investor website, here.
Second Quarter 2026 Highlights
•Second quarter revenue of $173 million.
•Gross profit of $87 million. Adjusted gross profit1 of $89 million; and an Adjusted gross margin1 of 51.6%.
•SG&A of $63 million or 36.5% of revenue. Adjusted SG&A of $55 million or 32.0%. The difference between SG&A and Adjusted SG&A is primarily attributable to one-time and non-recurring costs associated with M&A, uplisting preparedness and federal reform.
•Net income of $15 million.
•Second quarter Adjusted EBITDA1 of $40 million and Adjusted EBITDA margin1 of 22.8%.
•Retained the No. 1 share position in multiple billion dollar markets.2

Management Commentary
“Q2 delivered growth ahead of expectations, with revenue up 15% sequentially to $173 million and Adjusted EBITDA up 20% sequentially. In Pennsylvania, we completed our first quarter operating nine acquired dispensaries and improved their gross profit dollars by 11% before rebranding a single store — demonstrating that our integration model creates measurable value. In Ohio, our newest Sunnyside locations are among the highest-performing new openings statewide, and in Kentucky, our first branded products reached patients in June as we transition from build-out into revenue generation. I want to thank the Cresco team. Quarters like this don't happen by accident.”
“Rescheduling is the first true federal reform this industry has achieved, and it directly improves the underlying economics of our business. Removing 280E strengthens net income and balance sheets, and opens a path to U.S. exchange listings and broader capital markets access. We are executing on everything within our control to prepare for the opportunity. Cresco is ready."
Leadership Transition

Sharon Schuler has decided to step down from her role as Chief Financial Officer. Ms. Schuler will continue to support the Company through the transition, and the Board thanks her for her contributions strengthening the Company's financial infrastructure and positioning Cresco for its next chapter. The Company has initiated a search for a Chief Financial Officer who will support the Company’s strategic priorities, and Mark Stortz, Senior Vice President and Corporate Controller, will serve as interim Chief Financial Officer during the search.

1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
2 According to Hoodie Analytics.

Cresco Labs

Balance Sheet and Other Financial Information
•As of June 30, 2026, the Company had $67 million of cash, cash equivalents, and restricted cash, a senior secured term loan, net of discount and issuance costs, of $311 million and a mortgage loan, net of discount and issuance costs, of $19 million.
•Total shares on a fully converted basis to Subordinate Voting Shares were 506,844,777 as of June 30, 2026.
Earnings Webcast
The Company will host an earnings webcast to discuss its financial results on Thursday, August 6, 2026, at 8:30am Eastern Time (7:30am Central Time). The earnings call may be accessed via webcast, here. Archived access to the webcast will be available for one year on Cresco Labs’ investor website, here.
Consolidated Financial Statements
The financial information reported in this press release is based on unaudited management prepared financial statements for the quarter ended June 30, 2026. These financial statements have been prepared in accordance with U.S. GAAP. The Company expects to file its unaudited condensed interim consolidated financial statements for the quarter ended June 30, 2026, on SEDAR+ and EDGAR on or about August 6, 2026. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR+ and EDGAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2025, filed on SEDAR+ and EDGAR.
Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.
Non-GAAP Financial Measures
This release reports its financial results in accordance with U.S. GAAP and includes certain non-GAAP financial measures that do not have standardized definitions under U.S. GAAP. The non-GAAP measures include: Earnings before interest, taxes, depreciation, and amortization (“EBITDA”); Adjusted EBITDA; Adjusted EBITDA margin; Adjusted gross profit; Adjusted gross profit margin; Adjusted selling, general, and administrative expenses (“Adjusted SG&A”), Adjusted SG&A margin; and Free Cash Flow are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company defines these non-GAAP financial measures as follows: EBITDA as net loss (income) before interest, taxes, depreciation, and amortization; Adjusted EBITDA as EBITDA less other (expense) income, net, fair value mark-up for acquired inventory, adjustments for acquisition and non-core costs, impairment and share-based compensation; Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues, net; Adjusted gross profit as gross profit less fair value mark-up for acquired inventory and adjustments for acquisition and non-core costs; Adjusted gross profit margin as Adjusted gross profit divided by

Cresco Labs

revenues, net; Adjusted SG&A as SG&A less adjustments for acquisition and non-core costs; Adjusted SG&A margin as Adjusted SG&A divided by revenues, net; and Free Cash Flow as Net cash provided by operating activities less purchases of property and equipment and proceeds from tenant improvement allowances. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated January 29, 2026, to its short form base shelf prospectus dated October 3, 2025.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production, and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s, and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development, and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.
Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential,’ or ‘continue,’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements,

Cresco Labs

including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2025, filed on SEDAR+ and EDGAR, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event, or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs

Cresco Labs Inc.
Financial Information and Non-GAAP Reconciliations
(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations
For the Three Months Ended June 30, 2026, March 31, 2026, and June 30, 2025

	For the Three Months Ended
($ in thousands)	June 30, 2026	March 31, 2026	June 30, 2025
Revenues, net	$173,341	$151,325	$163,624
Cost of goods sold	86,394	75,876	80,368
Gross profit	86,947	75,449	83,256
Gross profit %	50.2%	49.9%	50.9%
Operating expenses:
Selling, general, and administrative	63,225	54,496	51,398
Share-based compensation	3,403	4,861	2,032
Depreciation and amortization	6,958	4,919	4,420
Impairment loss	—	—	9,265
Total operating expenses	73,586	64,276	67,115
Income from operations	13,361	11,173	16,141

Other (expense) income, net:
Interest expense, net[2]	(15,105)	(14,927)	(13,022)
Other (expense) income, net[2]	(1,852)	960	(376)
Total other expense, net	(16,957)	(13,967)	(13,398)
(Loss) income before income taxes	(3,596)	(2,794)	2,743
Income tax benefit (expense)	18,966	(14,220)	(16,636)
Net income (loss)[1]	$15,370	$(17,014)	$(13,893)
1Net income (loss) includes amounts attributable to non-controlling interests.
2Certain immaterial prior period amounts were reclassified to conform to the current presentation.

Cresco Labs

Cresco Labs Inc.
Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)
For the Three Months Ended June 30, 2026, March 31, 2026, and June 30, 2025

	For the Three Months Ended
($ in thousands)	June 30, 2026	March 31, 2026	June 30, 2025
Revenues, net	$173,341	$151,325	$163,624
Cost of goods sold[1]	86,394	75,876	80,368
Gross profit	$86,947	$75,449	$83,256
Fair value mark-up for acquired inventory	1,312	593	—
Cost of goods sold adjustments for acquisition and other non-core costs	1,206	702	(508)
Adjusted gross profit (Non-GAAP)	$89,465	$76,744	$82,748
Adjusted gross profit % (Non-GAAP)	51.6%	50.7%	50.6%
1 Production (cultivation, manufacturing, and processing) costs related to products sold during the period.

Cresco Labs Inc.
Summarized Consolidated Statements of Financial Position
As of June 30, 2026 and December 31, 2025

($ in thousands)	June 30, 2026	December 31, 2025
	(unaudited)
Cash, cash equivalents, and restricted cash (current)	$64,114	$91,086
Other current assets	181,540	168,187
Property and equipment, net	326,887	327,192
Intangible assets, net	321,039	275,342
Goodwill	221,985	208,173
Other non-current assets	147,755	127,320
Total assets	$1,263,320	$1,197,300

Total current liabilities	$137,702	$100,180
Total non-current liabilities	862,268	844,618
Total shareholders’ equity	263,350	252,502
Total liabilities and shareholders’ equity	$1,263,320	$1,197,300

Cresco Labs Inc.
Unaudited Reconciliation of SG&A to Adjusted SG&A (Non-GAAP)
For the Three Months Ended June 30, 2026, March 31, 2026, and June 30, 2025

	For the Three Months Ended
($ in thousands)	June 30, 2026	March 31, 2026	June 30, 2025
Selling, general, and administrative	$63,225	$54,496	$51,398
Adjustments for acquisition and other non-core costs	7,812	3,542	1,864
Adjusted SG&A (Non-GAAP)	$55,413	$50,954	$49,534
Adjusted SG&A % (Non-GAAP)	32.0%	33.7%	30.3%

Cresco Labs

Cresco Labs Inc.
Unaudited Reconciliation of Net Income (Loss) to Adjusted EBITDA (Non-GAAP)
For the Three Months Ended June 30, 2026, March 31, 2026, and June 30, 2025

	For the Three Months Ended
($ in thousands)	June 30, 2026	March 31, 2026	June 30, 2025
Net income (loss)[1]	$15,370	$(17,014)	$(13,893)
Depreciation and amortization	12,656	12,216	12,190
Interest expense, net[2]	15,105	14,927	13,022
Income tax (benefit) expense	(18,966)	14,220	16,636
EBITDA (Non-GAAP)	$24,165	$24,349	$27,955

Other expense (income), net[2]	1,852	(960)	376
Fair value mark-up for acquired inventory	1,312	593	—
Adjustments for acquisition and other non-core costs	8,437	3,661	734
Impairment loss	—	—	9,265
Share-based compensation	3,773	5,255	2,546
Adjusted EBITDA (Non-GAAP)	$39,539	$32,898	$40,876
Adjusted EBITDA % (Non-GAAP)	22.8%	21.7%	25.0%
1 Net income (loss) includes amounts attributable to non-controlling interests.
2 Certain immaterial prior period amounts were reclassified to conform to the current presentation.

Cresco Labs Inc.
Unaudited Summarized Consolidated Statements of Cash Flows
For the Three Months Ended June 30, 2026, March 31, 2026, and June 30, 2025

	For the Three Months Ended
($ in thousands)	June 30, 2026	March 31, 2026	June 30, 2025
Net cash provided by (used in) operating activities	$15,425	$(5,631)	$8,831
Net cash used in investing activities	(10,440)	(13,232)	(14,469)
Net cash used in financing activities	(4,439)	(8,646)	(3,466)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(5)	(2)	(2)
Net increase (decrease) in cash and cash equivalents	$541	$(27,511)	$(9,106)
Cash and cash equivalents and restricted cash, beginning of period	66,824	94,335	162,118
Cash and cash equivalents and restricted cash, end of period	$67,365	$66,824	$153,012

Cresco Labs

Cresco Labs Inc.
Unaudited Reconciliation of Operating Cash Flow to Free Cash Flow (Non-GAAP)
For the Three Months Ended June 30, 2026, March 31, 2026, and June 30, 2025

	For the Three Months Ended
($ in thousands)	June 30, 2026	March 31, 2026	June 30, 2025
Net cash provided by (used in) operating activities	$15,425	$(5,631)	8,831
Purchases of property and equipment	(9,288)	(7,638)	(13,124)
Proceeds from tenant improvement allowances	400	75	451
Free Cash Flow (Non-GAAP)	$6,537	$(13,194)	$(3,842)

Cresco Labs

Contacts
Media
Press@crescolabs.com
Investors
Sharon Schuler, Chief Financial Officer
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com